Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

Date: September 16, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sirs,

Sub: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – information on reported news item

This is in reference to Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) regarding a news item published in The Economic Times (newspaper/ media) on September 16, 2023, with the heading “Dr Reddy's Laboratories jumps into the fray for Biogen's biosimilars”.

The said news item is about “Dr Reddy's Laboratories (DRL) is reportedly in the race to acquire the biosimilar products portfolio of Biogen, a US-based biotech company”. In this regard, please note that the Company does not comment on market speculations and there is currently no such information which requires disclosure under Regulation 30 of the SEBI Listing Regulations.

In compliance with Regulation 30 of the SEBI Listing Regulations, the Company makes prompt disclosures, as and when any event or information is considered material or warrants such disclosure under the said Regulations.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR